UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number: 1-10299

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Foot Locker Puerto Rico 1165(e) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Foot Locker, Inc.

112 West 34th Street

New York, New York 10120

* Schedules required by Form 5500, which are not applicable, have been omitted.

2

Report of Independent Registered Public Accounting Firm

Foot Locker Puerto Rico 1165(e) Plan Administrator:

We have audited the accompanying statements of net assets available for benefits of the Foot Locker Puerto Rico 1165(e) Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

New York, New York

June 25, 2015

3

Foot Locker Puerto Rico 1165(e) Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets:
Investments, at fair value	$3,638,651	$3,144,996

Notes receivable from participants	373,500	244,359

Receivables:
Participant contributions	23,584	20,883
Employer contribution	60,392	63,320
Due from broker for securities sold	15,227	—
Total assets	4,111,354	3,473,558

Liabilities:
Accrued expenses	240	412
Net assets available for benefits, at fair value	4,111,114	3,473,146

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(402)	(374)
Net assets available for benefits	$4,110,712	$3,472,772

See accompanying notes to financial statements.

4

Foot Locker Puerto Rico 1165(e) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2014 and 2013

	2014	2013
Additions to net assets attributed to:
Investment income:
Net appreciation of investments	$419,717	$513,946
Dividends	23,961	19,755
Total investment income	443,678	533,701

Interest on notes receivable from participants	10,052	7,142

Contributions:
Participants	336,466	345,043
Employer	60,392	63,320
Total contributions	396,858	408,363

Total additions	850,588	949,206

Deductions from net assets attributed to:
Benefits paid to participants	188,306	175,901
Administrative fees	24,342	24,734
Total deductions	212,648	200,635

Net increase in net assets	637,940	748,571

Net assets available for benefits:
Beginning of year	3,472,772	2,724,201
End of year	$4,110,712	$3,472,772

See accompanying notes to financial statements.

5

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Description of the Plan

The following description of the Foot Locker Puerto Rico 1165(e) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

In September 2004, the Foot Locker Puerto Rico 1165(e) Plan (the “Plan”) was established with an effective date of January 1, 2004. The Plan is a defined contribution plan covering generally all employees of Foot Locker, Inc. (the “Company” or the “Plan Sponsor”) whose primary place of employment is in Puerto Rico. Eligible employees are those who have attained age twenty-one and completed one year of service consisting of at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Contributions

The Plan provides for automatic revocable enrollment in the Plan at a contribution rate of 3% of pre-tax annual compensation, as defined, for participants who meet the eligibility requirements. The initial automatic enrollment percentage automatically increases each year in 1% increments up to a maximum of 5%. The maximum allowable salary reduction contribution by a participant is 40% of pre-tax annual compensation, as defined in the Plan document. Participants may elect to change their contribution rate and salary reduction agreement as often as daily. For both 2014 and 2013, pre-tax contributions could be made up to the Puerto Rico Department of Treasury limit of $15,000. Participants may also roll over certain amounts representing distributions from other qualified retirement plans in Puerto Rico prior to becoming eligible to participate in the Plan; however, additional contributions cannot be made until the completion of one year of service consisting of at least 1,000 hours. For any participant who (i) has completed 1,000 hours of service during the Plan year and is actively employed by the Company on the last day of the Plan year or (ii) during the Plan year, has died, has become disabled or retired on or after normal retirement age, the Company makes a matching contribution in an amount equal to 25% of employees’ pre-tax contributions up to 25% of the first 4% of the employees’ compensation (subject to certain limitations). Matching contributions, at the Company’s option, are made either in shares of the Company's common stock ("Foot Locker Shares") or in cash to be invested in Foot Locker Shares. Participants that are invested in the Foot Locker Stock Fund can diversify their matching contributions into any of the other investment options available under the Plan at any time. Matching contributions for 2014 and 2013 were made entirely in Foot Locker Shares. The contributions are recorded at the closing price on the date of the Plan’s year-end if that day is a trading day or at the average of the high and low of the closest preceding trading day if the date of the year-end is not a trading day. Additional contributions may be made at the discretion of the Company and are subject to certain limitations. No additional contributions were made in 2014 or 2013.

(c)	Participant Accounts

Each participant's account is credited with (a) the participant's contributions and allocations of the Company’s matching contribution and (b) Plan net earnings, and reduced by (c) Plan net losses (including maintenance fees paid by the participant) and (d) loan initiation fees, when applicable. Allocations are based on participants’ salary deferrals or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

6

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Description of the Plan – (continued)

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions and earnings thereon is over a five-year period; a participant vests 20% per year beginning after the first year of vesting service and is fully vested after five years of vesting service, as defined in the Plan document.

(e)	Investment Options

Participants may change their investment options daily. Participants may elect to allocate up to 25% of their contributions to the Company’s stock. In addition, each participant could direct his or her contributions to the following funds in 1% increments:

Northern Trust Focus Funds (age based) – Each Northern Trust Focus Fund invests in an array of underlying Northern Trust Funds, allowing the Participant to invest in a mix of stocks, bonds, and capital preservation investments. Some of the underlying funds held by the Northern Trust Focus Funds invest in international securities, which involve risks such as currency fluctuations and economic and political instability.

Baron Small Cap Fund – The fund seeks capital appreciation through long-term investments primarily in securities of small-sized growth companies. The fund intends that at least 80% of the fund’s total assets are invested in the securities of small-sized growth companies. A small-sized growth company is defined as one having a market capitalization of under $2.5 billion at the time of purchase.

Mainstay Large Cap Growth Fund – The fund’s objective is to seek long-term growth of capital. The fund normally invests at least 80% of its assets in companies with market capitalization in excess of $4.0 billion at time of purchase.

Northern Trust Collective All Country World Ex-US IMI Fund – The fund seeks to approximate the risk and return characteristics of the Morgan Stanley All Country World Ex-US Investable Market Index. This index is commonly used to represent the non-US equity developed and emerging markets.

Northern Trust Collective S&P 500 Index Fund – The fund seeks to approximate the risk and return characteristics of the S&P 500 Index. This index is commonly used to represent the large-cap segment of the U.S. equity market.

Goldman Sachs Small Cap Value Fund – The fund seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in a diversified portfolio of equity investments in small-cap issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell 2000 Value Index. The fund invests in small and/or midsize companies.

Loomis Sayles Value Fund – The fund seeks long-term growth of capital and income. The fund primarily invests in equity securities of medium-sized and large-sized companies. The Company exited this fund in 2015 and entered into the Dodge & Cox Stock Fund.

7

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Description of the Plan – (continued)

(e)	Investment Options – (continued)

PIMCO Total Return Fund – The fund seeks maximum total return consistent with preservation of capital and prudent investment management. Investments are made primarily in a diversified portfolio of investment-grade, fixed-income securities of varying maturities, and can include U.S. Government and corporate bond securities, mortgage and other asset backed securities, U.S. dollar and non U.S. dollar-denominated securities of non U.S. issuers, and money market instruments. The Plan exited this fund in 2014 and entered into the Metropolitan West Total Return Bond Fund.

Metropolitan West Total Return Bond Fund – The Plan entered this fund in 2014. The fund seeks to outperform the Barclays Capital Aggregate Index while maintaining overall risk similar to the index. Investments are made primarily in a diversified portfolio of investment grade, fixed-income securities of various types of bonds and other securities, and can include corporate bonds, notes, collateralized bond obligations, collateralized debt obligations, mortgage and other asset backed securities, bank loans, money-market securities, swaps, futures, options, credit-default swaps, private placements, municipal securities and restricted securities.

Wells Fargo Stable Return Fund – The fund seeks safety of principal and consistency of returns with minimal volatility. The fund is for conservative investors seeking more income than money market funds and an expectation of less price fluctuation of stock or bond funds. The fund intends to be fully invested in book value investment instruments and employs a broad diversification among contract issuers and underlying securities. The fund’s returns will fluctuate with interest rates and market conditions.

Foot Locker Stock Fund - Participant’s assets are invested in Foot Locker Shares. Foot Locker Shares may be obtained directly from the Company out of its authorized but unissued shares of common stock or out of its treasury shares, or on the open market.

(f)	Notes Receivable from Participants

Participants may borrow from their accounts once each year a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their total vested account balance. At any time, only one loan may be outstanding per participant. Loan transactions are treated as transfers between the investment funds and the participant loans fund. Loan terms range up to 5 years, or up to 15 years for the purchase of a primary residence. The loans bear a rate of interest equal to the prime rate on the date of the loan distribution. Principal and interest is generally paid ratably through regular payroll deductions. Notes receivable from participants totaling $373,500 and $244,359 were outstanding at December 31, 2014 and 2013, respectively, bearing interest rates ranging from 3.25% to 7.75% in 2014 and 2013.

(g)	Payment of Benefits

Participants are eligible for a distribution on termination of service, death, disability or retirement. A participant will receive a lump-sum amount equal to the fair market value of the participant's vested interest in his or her account. A participant may elect to have any investment in the Foot Locker Stock Fund distributed either in Foot Locker Shares or cash.

Participants are eligible for a distribution due to financial hardship under certain conditions in accordance with the Plan document. The amount of a hardship withdrawal may not exceed the cost associated with the financial hardship in addition to any mandatory federal income tax withholding, state and local income taxes, or penalties incurred.

8

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Description of the Plan – (continued)

(h)	Administrative Fees

Included in administrative fees are amounts paid by participants for processing loans, administrative fees paid using forfeitures, and investment management fees. To the extent expenses of administering the Plan are not paid by the Plan, the expenses are paid by the Company and, therefore, are not included in the accompanying financial statements. For registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation of investments on the statements of changes in net assets available for benefits.

(i)	Forfeitures

Forfeitures of non-vested employer matching contributions totaled $300 and $545, as of December 31, 2014 and 2013, respectively, which may be used to pay future administrative expenses of the Plan and then to reduce future matching contributions. Administrative expenses paid from forfeited non-vested accounts amounted to $915 and $1,500 in 2014 and 2013, respectively.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in commingled funds are valued at the net asset value of units held by the Plan at year-end. Foot Locker Shares held within the Foot Locker Stock Fund and mutual funds are valued at the quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Interest and dividend income earned from commingled funds are re-invested by the respective funds and are included in net appreciation of investments in the statements of changes in net assets available for benefits. Dividend income earned from the mutual funds and common stock is recorded as dividends in the statements of changes in net assets available for benefits.

The Plan has a fully benefit-responsive common collective trust as an investment, the Wells Fargo Stable Return Fund. This type of investment contract is required to be reported at fair value. However, contract value is the relevant measurement for fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

9

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2014 and 2013

(2)	Summary of Significant Accounting Policies – (continued)

(d)	Notes Receivable from Participants

Notes receivable from participants are carried at their outstanding principal balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement: Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU No. 2015-07 removes the requirement to categorize within the fair value hierarchy investments whose fair values are measured at net asset value (NAV) (or its equivalent) under the practical expedient in FASB’s guidance on fair value measurements. Reporting entities also must disclose the amount of investments measured at NAV (or its equivalent) under the practical expedient to allow users to reconcile total investments in the fair value hierarchy to total investments measured at fair value. ASU No. 2015-07 is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. The adoption of this guidance is not expected to have a significant effect on the financial statements.

Other recent accounting pronouncements issued by the FASB and the US Securities and Exchange Commission did not, or are not believed by management to, have a material effect on the Plan’s financial statements.

(3)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(4)	Tax Status

On November 26, 2013, the Company received a favorable determination letter, confirming that the Plan, as amended effective January 1, 2011, is in compliance with the provisions of the Internal Revenue Code (“IRC”) for a New Puerto Rico. The Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the IRC, as amended, and the trust established thereunder will be entitled to exemption from local income taxes.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

10

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2014 and 2013

(5)	Risks and Uncertainties

The Plan offers a number of investment options including participant investments in Foot Locker Shares. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Foot Locker Stock Fund, which invests in the securities of the Plan Sponsor.

The Plan’s investments include commingled funds that may directly or indirectly invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by sub-prime mortgage loans. The value, liquidity, and related income of these securities is sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(6)	Investments

The following investments represent five % or more of the Plan’s net assets:

	2014	2013
Northern Trust Focus 2035 Fund – 3,614 and 3,656 units, respectively	$572,922	$560,112
Northern Trust Focus 2040 Fund – 1,941 and 2,076 units, respectively	310,478	321,590
Northern Trust Focus 2045 Fund – 2,638 and 2,524 units, respectively	422,098	391,215
Northern Trust Focus 2050 Fund – 2,433 and 2,293 units, respectively	389,403	355,495
Foot Locker Stock Fund – 23,309 and 22,663 shares, respectively	1,309,491	939,163
Northern Trust 2030 Fund – 1,178 units	*	176,212
*- Fund was not 5% of net assets for 2014

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $419,717 and $513,946 in 2014 and 2013, respectively.

	2014	2013
Commingled funds	$71,232	$294,232
Mutual funds	(1)	7,094
Foot Locker Stock Fund	348,486	212,620
	$419,717	$513,946

11

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2014 and 2013

(7)	Fair Value Measurements

The Plan categorizes its financial assets into a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs.

The Plan’s financial assets recorded at fair value are categorized as follows:

Level 1	–	Quoted prices for identical instruments in active markets.

Level 2	–	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3	–	Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in methodologies used at December 31, 2014 and 2013. There were no transfers between levels during 2014 and 2013. See footnote 2(c) for description of valuation methodologies for assets measured at fair value.

The following tables provide a summary, by level, of the Plan’s financial assets that are measured at fair value on a recurring basis:

	Fair Value Measurements at December 31, 2014
Description	Level 1	Level 2	Level 3	Total
Commingled funds:
Target date funds	$-	$2,212,138	$-	$2,212,138
Stable value / capital preservation investment contract*	-	28,790	-	28,790
U.S. equity large cap blended fund (S&P 500 Index Fund)	-	10,111	-	10,111
International equity funds	-	26,475	-	26,475
Mutual funds:
U.S. equity large cap structured funds	31,063	-	-	31,063
U.S. equity small cap growth funds	7,075	-	-	7,075
U.S. equity income fund	13,508	-	-	13,508
Common stock:
Foot Locker Stock Fund	1,309,491	-	-	1,309,491
	$1,361,137	$2,277,514	$-	$3,638,651

12

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2014 and 2013

(7)	Fair Value Measurements – (continued)

	Fair Value Measurements at December 31, 2013
Description	Level 1	Level 2	Level 3	Total
Commingled funds:
Target date funds	$-	$2,087,766	$-	$2,087,766
Stable value / capital preservation investment contract*	-	46,623	-	46,623
U.S. equity large cap blended fund (S&P 500 Index Fund)	-	8,560	-	8,560
International equity funds	-	20,335	-	20,335
Mutual funds:
U.S. equity large cap structured funds	27,026	-	-	27,026
U.S. equity small cap growth funds	5,739	-	-	5,739
U.S. equity income fund	9,784	-	-	9,784
Common stock:
Foot Locker Stock Fund	939,163	-	-	939,163
	$981,712	$2,163,284	$-	$3,144,996

* The Wells Fargo Stable Return Fund invests in investment contracts and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity. The average market yield of the Wells Fargo Stable Return Fund was 1.40% and 1.36% for the years ended December 31, 2014 and 2013, respectively, and its average yield based on the interest rate credited to participants was 1.64% and 1.52% for the years ended December 31, 2014 and 2013, respectively. There are no unfunded commitments or reserves as of December 31, 2014 and 2013. Certain events may limit the ability of the Wells Fargo Stable Return Fund to transact at contract value with the issuer of the investment contracts. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

(8)	Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of various commingled funds which were managed by Mercer HR Services, LLC, the Plan’s record keeper. In addition, Northern Trust Investments, N.A. serves as the custodian for certain commingled funds. The Plan invests in common stock of the Company and issues loans to participants.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$4,110,712	$3,472,772
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	402	374
Net assets available for benefits per the Form 5500	$4,111,114	$3,473,146

13

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2014 and 2013

(9)	Reconciliation of Financial Statements to Form 5500 – (continued)

The following is a reconciliation of net increase in net assets per the financial statements for the years ended December 31, 2014 and 2013 to net income per the Form 5500:

	2014	2013
Net increase in net assets per the financial statements	$637,940	$748,571
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	402	374
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(374)	(989)
Net income per the Form 5500	$637,968	$747,956

14

Supplemental Schedule

Foot Locker Puerto Rico 1165(e) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

as of December 31, 2014

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost**	(e) Fair value
		Commingled Funds:
*	Northern Trust	Northern Trust Collective S&P 500 Index Fund	37 units	—	$10,111
*	Northern Trust	Northern Trust Collective All Country World Ex-US IMI Fund	232 units	—	26,475
*	Northern Trust	Northern Trust Focus 2010 Fund	58 units	—	8,161
*	Northern Trust	Northern Trust Focus 2015 Fund	102 units	—	14,818
*	Northern Trust	Northern Trust Focus 2020 Fund	958 units	—	142,037
*	Northern Trust	Northern Trust Focus 2025 Fund	280 units	—	42,399
*	Northern Trust	Northern Trust Focus 2030 Fund	1,258 units	—	195,351
*	Northern Trust	Northern Trust Focus 2035 Fund	3,614 units	—	572,922
*	Northern Trust	Northern Trust Focus 2040 Fund	1,941 units	—	310,478
*	Northern Trust	Northern Trust Focus 2045 Fund	2,638 units	—	422,098
*	Northern Trust	Northern Trust Focus 2050 Fund	2,433 units	—	389,403
*	Northern Trust	Northern Trust Focus 2055 Fund	715 units	—	114,471
	Wells Fargo	Wells Fargo Stable Return Fund***	564 units	—	28,790

		Mutual Funds:
	Goldman Sachs	Goldman Sachs Small Cap Value	66 units	—	3,649
	Loomis	Loomis Sayles Value Fund	577 units	—	15,264
	Baron	Baron Small Cap Fund	101 units	—	3,426
	Mainstay	Mainstay Large Cap Growth Fund	1,510 units	—	15,799
	Metropolitan West	Metropolitan West Total Return Bond Fund	1,239 units	—	13,508

		Stock Fund:
*	Foot Locker, Inc.	Foot Locker Stock Fund	23,309 shares	—	1,309,491

		Loans:
*	Plan Participants	Notes receivable from participants	117 loans were
			outstanding at December 31, 2014, bearing interest at rates ranging from 3.25% - 7.75%, maturing through 2020	—	373,500
					$4,012,151

*	Party-in-interest as defined by ERISA.
**	Cost basis is not required for participant directed investments and therefore is not included.
***	As of December 31, 2014, the investment in the Wells Fargo Stable Value Return Fund at contract value amounted to $28,388.

See accompanying report of independent registered public accounting firm.

15

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Foot Locker Puerto Rico 1165(e) Plan

By:	/s/ Lauren B. Peters
Lauren B. Peters
Executive Vice President and
Chief Financial Officer

Date: June 25, 2015

16

EXHIBITS INDEX

Exhibit No	Description

23	Consent of Independent Registered Public Accounting Firm

17